November 5, 2009

United States Securities and Exchange Commission
Washington, D.C.  20549

Attn:  H. Christopher Owings, Assistant Director
           Robert W. Errett, Staff Attorney

Re:  Hotel Outsource Management International, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed October 7, 2009
        Form 10-Q for the Fiscal Quarter Ended June 30, 2009
        Filed August 13, 2009
        File No. 000-50306

Dear Mr. Owings:

We are in receipt of your letter dated October 29, 2009 and would like to respond as follows:

Preliminary Proxy Statement of Schedule 14A

Proposal Two:  Approval of Amendment to Certificate of Incorporation… page 7

1.
We have disclosed that HOMI has no plans, proposal or arrangements, written or otherwise, to issue any of this proposal’s newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings,.

Possible Effects of the Proposed Amendment, page 8

2.
We have reviewed Release No. 34-15230 and have added disclosure to discuss the potential anti-takeover effects of the increase in authorized shares of common stock.  We have disclosed that while it has no intention to do so, HOMI may use the additional shares to resist or frustrate a third-party transaction that is favored by a majority of HOMI’s independent shareholders.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4.  Controls and Procedures, page 25

3.
In 2009, HOMI management began a program designed to strengthen its internal controls over financial reporting.  However, due to financial constraints, the company has been unable to implement the program.  As a result, no changes to internal control over financial reporting were made during the quarters ended March 31, 2009 and June 30, 2009.

4.	We have revised the Form 10-Q to limit the conclusion as to whether there were any changes in HOMI’s internal control over financial reporting in the THREE month period covered by the report.
5.	The signature page has been revised to include the signature of the principal financial officer.

Thank you.

Very truly yours,

Andrea I. Weinstein

cc:  Jacob Ronnel, Chief Executive Officer, HOMI
       Daniel Cohen, President, HOMI